SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 17, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 16, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 May 2013

ING agrees to sell part of its direct stake in SulAmérica to IFC

ING announced today that it has agreed to sell part of its direct stake in Sul América S.A. (SulAmérica) to International Finance Corporation (IFC). ING has agreed to sell approximately 26.5 million units of SulAmérica, representing approximately 7.9% of SulAmérica’s outstanding shares, for a total consideration of 400 million Brazilian Reais (roughly USD 200 million or EUR 155 million at current exchange rates). These shares have been released from the obligations of the shareholders agreement between ING and the Larragoiti Family as announced on 28 February 2013.

Upon the closing of both the sale to IFC and the transaction with the Larragoiti Family (in which ING agreed to reduce its 36.5% stake to just under 30%), ING’s equity interest in SulAmérica will be reduced to approximately 21.5%. The market value of the remaining stake is approximately EUR 410 million based on the closing share price of 15 May 2013 (R$14.95) and current exchange rates. The transaction with IFC is expected to close within 30 days, while the transaction with the Larragoiti Family is expected to close in the third quarter of 2013 as it is subject to regulatory approvals.

ING entered into the joint-venture with the Larragoiti Family in 2002 and has contributed to the successful development of SulAmérica for more than ten years. The transaction, announced today, is part of the ING Group restructuring plan for the divestment of all its Insurance and Investment Management operations as agreed upon with the European Commission. ING will review options for the divestment of its remaining 21.5% stake as and when appropriate.

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector in developing countries. With operations in more than one hundred (100) developing countries, IFC allows companies and financial institutions in emerging markets to create jobs, generate tax revenues, improve corporate governance and environmental performance, and contribute to their local communities.

SulAmérica is the largest independent insurance group in Brazil, with operations in several insurance lines. Its business lines are supported by diversified distribution capabilities that, as of December 2011 included a network of more than 30,000 independent insurance brokers. SulAmérica also has partnerships with more than 20 financial- and retail institutions, adding a further 16,000 points of sale.

Press enquiries	Investor enquiries
Ingeborg Klunder	Investor Relations
+31 20 57 66371	+31 20 57 66396
Ingeborg.Klunder@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 17, 2013